UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

America West Resources, Inc.
(Name of Issuer)
Common Stock, par value $.0001
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
Mary Wommack Barton, 401 Congress Ave., Ste 2200, Austin, TX 78701; 512-480-5604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares reported herein is 101,781,991 shares of common stock, which constitutes approximately 30.7% of the total number of shares outstanding. The percentages of total shares set forth herein are based on the assumption that there are 331,837,114 shares of common stock outstanding, which is based on the following calculation: the sum of (1) 323,237,114 the shares of common stock of the Issuer reported to be outstanding as of August 16, 2010 in the Issuer’s most recent filing, the Form 10-Q for the period ended June 30, 2010, (2) 5,600,000 the number of shares of common stock of the Issuer acquired by Denly Utah Coal, LLC after August 16, 2010 and (3) 3,000,000, the number of shares of common stock of the Issuer that Denly Utah Coal, LLC may acquire under vested warrants.

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Mgt., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,781,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,781,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,781,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI Partners, Ltd., a Texas limited partnership (“Denly ACI”), and Denly ACI Mgt., LLC, a Texas limited liability company, (together, the “Reporting Persons”) and relates to their beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of America West Resources, Inc. (the “Issuer”).
This Amendment No. 4 amends Item 3 and Item 5, subparts (a) and (c), of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on February 26, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 3, 2010, by Amendment No. 2 to the Schedule 13D filed on March 31, 2010 and by Amendment No. 3 to the Schedule 13D filed on May 20, 2010 by the Reporting Persons with respect to the shares of Common Stock of the Issuer.

Item 3	Source and Amount of Funds or Other Consideration.
a.
Denly ACI and The Von Waaden 2004 Revocable Trust, the two members of the Company, acquired 10,000,000 shares of Common Stock under a Stock Purchase Agreement dated October 9, 2008 for an aggregate price of $200,000. These shares were transferred to the Company in May of 2009.

b.	The Company acquired 20,900,000 shares of Common Stock from the Issuer in a Stock Purchase Agreement dated May 27, 2009 for an aggregate price of $75,000.00.

c.	The Company acquired 5,000,000 shares of Common Stock under a Stock Purchase Agreement with the Issuer dated October 9, 2009 for an aggregate price of $100,000.00.

d.
As of October 13, 2009, the Company loaned $200,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 13, 2009 Note”). As part of the consideration for the loan, under the terms of the October 13, 2009 Note, the Issuer issued 2,000,000 shares of Common Stock to the Company.

e.
As of November 11, 2009, the Company loaned $150,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 11, 2009 Note”). As part of the consideration for the loan, under the terms of the November 11, 2009 Note, the Issuer issued 1,500,000 shares of Common Stock to the Company.

f.
As of October 23, 2009, the Company loaned $750,000.00 to America West Services, Inc. (“Subsidiary”), a wholly owned subsidiary of the Issuer, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “October 23, 2009 Note”). Under the terms of the October 23, 2009 Note, the Subsidiary agreed to pay the Company interest for the period of October 23, 2009 to December 22, 2009 in the form of Common Stock of the Issuer to be delivered on January 6, 2010. The Issuer issued 1,000,000 shares of its Common Stock to the Company under the terms of the October 23, 2009 Note.

g.
As of May 27, 2009, the Company loaned $1,150,000.00 to the Subsidiary, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “May 27, 2009 Note”). As of October 23, 2009, the Subsidiary executed the Amendment No. 1 to Secured Promissory Note (“Amendment No. 1”) in favor of the Company under which the parties agreed that interest on the May 27, 2009 Note from May 27, 2009 to December 22, 2009 was to be paid in Common Stock of the Issuer. As of January 6, 2010, the Issuer had an obligation to issue 5,341,111 shares of its Common Stock to the Company under the terms of the May 27, 2009 Note, as amended by Amendment No. 1.

h.
As of January 27, 2010, the Company loaned $1,000,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 27, 2010 Note”). As part of the consideration for the loan, under the terms of the January 27, 2010 Note the Issuer issued 10,000,000 shares of Common Stock to the Company.

i.
As of February 12, 2010, the Company loaned $230,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 12, 2010 Note”). As part of the consideration for the loan, under the terms of the February 12, 2010 Note, the Issuer issued 2,300,000 shares of Common Stock to the Company.

j.
As of March 1, 2010, the Company loaned $260,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 1, 2010 Note”). As part of the consideration for the loan, under the terms of the March 1, 2010 Note, the Issuer issued 2,600,000 shares of Common Stock to the Company.

k.
As of March 3, 2010, the Company loaned $250,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 3, 2010 Note”). As part of the consideration for the loan, under the terms of the March 3, 2010 Note, the Issuer issued 2,500,000 shares of Common Stock to the Company.

l.
As of March 15, 2010, the Company loaned $190,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 15, 2010 Note”). As part of the consideration for the loan, under the terms of the March 15, 2010 Note, the Issuer issued 1,900,000 shares of Common Stock to the Company.

m.
As of April 5, 2010, the Company loaned $70,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “April 5, 2010 Note”). As part of the consideration for the loan, under the terms of the April 5, 2010 Note the Issuer has an obligation to issue 700,000 shares of the Common Stock to the Company.

n.
As of May 17, 2010, the Company loaned $100,000 to the Issuer and renewed the November 11, 2009 Note, the January 27, 2010 Note, the February 12, 2010 Note, the March 1, 2010 Note, the March 3, 2010 Note, the March 15, 2010 Note, and the April 5, 2010 Note, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “May 17, 2010 Note”). As part of the consideration for the loan and the note renewals, under the terms of the May 17, 2010 Note, the Issuer has an obligation to issue 23,440,880 shares of Common Stock to the Company.

o.
As of June 7, 2010, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “June 7, 2010 Note”). As part of the consideration for the loan, under the terms of the June 7, 2010 Note, the Issuer has an obligation to issue 2,000,000 shares of Common Stock to the Company.

p.
As of July 1, 2010, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “July 1, 2010 Note”). As part of the consideration for the loan, under the terms of the July 1, 2010 Note, the Issuer has an obligation to issue 2,000,000 shares of Common Stock to the Company.

q.
As of July 23, 2010, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “July 23, 2010 Note”). Under the terms of the July 23, 2010 Note, because the Issuer did not repay the July 23, 2010 Note in full on or before September 1, 2010, the Issuer has an obligation to issue 4,000,000 shares of Common Stock to the Company.

r.
As of September 1, 2010, the Company loaned $160,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 1, 2010 Note”). Under the terms of the September 1, 2010 Note, the Issuer has an obligation to issue 1,600,000 shares of Common Stock to the Company.

s.
On October 9, 2009, the Company made a loan to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 9, 2009 Note”). As part of the consideration for the October 9, 2009 Note, under the terms of Amendment No. 4 to Loan Agreement executed by and among the Issuer in favor of the Company and related parties (“Amendment to Loan Agreement”), the Issuer agreed to provide the Company with a first priority mortgage lien on certain property before May 31, 2010. Also under the terms of the Amendment to Loan Agreement, as consideration for the October 9, 2009 Note, the Issuer issued a warrant to the Company under which the Company may purchase up to 11,000,000 shares of common stock of the Issuer at an exercise price of $0.01 per share between July 1, 2010 and October 9, 2019 if the Issuer does not grant the first priority mortgage lien on the subject property. The warrant vests in eleven monthly installments of 1,000,000 shares beginning on July 1, 2010 and ending on May 1, 2011 as long as the Issuer does not grant the first priority mortgage lien on the property as described above. The first priority mortgage lien was not granted as of September 1, 2010, resulting in the vesting of the warrant as to 3,000,000 shares total.

The source of the funds used for the acquisitions discussed in (a) were the assets of Denly ACI and The von Waaden 2004 Revocable Trust.
The source of the funds used for the stock purchases and loans made to the Issuer and Subsidiary as discussed in (b) — (s) above was the assets of the Company as contributed by its members, Denly ACI and The von Waaden 2004 Revocable Trust.

Item 5	Interest in Securities of the Issuer.
(a) Number and Percentage of Common Stock Beneficially Owned by Reporting Persons
The percentages of total shares set forth herein are based on the assumption that there are 331,837,114 shares of common stock outstanding, which is based on the following calculation: the sum of (1) 323,237,114 the shares of Common Stock reported to be outstanding as of August 16, 2010 in the Issuer’s most recent filing, the Form 10-Q for the period ended June 30, 2010, (2) 5,600,000, the number of shares of Common Stock acquired by Denly Utah Coal, LLC after August 16, 2010 and (3) 3,000,000, the number of shares of Common Stock that Denly Utah Coal, LLC may acquire under vested warrants.
The Company owns 98,781,991 shares of Common Stock outright and has the right to acquire 3,000,000 shares of Common Stock at $0.01 before October 9, 2019 under the terms of the warrant described in paragraph (s) under Item 3, which is incorporated by reference herein. Thus, the Company and each other Reporting Person may be deemed to beneficially own 101,781,991 shares of Common Stock as of September 1, 2010, which represents 30.7% of the outstanding Common Stock of the Issuer.
(c) Transactions in the Last Sixty Days
The transactions in Common Stock effected by the Reporting Persons during the past 60 days are described in paragraphs (q), (r) and (s) under Item 3 above, which are incorporated by reference herein.

Item 7	Material to be Filed as Exhibits.
Exhibit 1: Joint Filing Agreement dated as of September 3, 2010 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, and Denly ACI, and Denly ACI Mgt., LLC.

SIGNATURE
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 2010

By:	DENLY UTAH COAL, LLC

By:	/s/ D. Mark von Waaden
Name:	D. Mark von Waaden
Title:	President

By:	/s/ D. Mark von Waaden
Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden
Title:	Manager

By:	DENLY ACI MGT., LLC

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden
Title:	Manager

JOINT FILING AGREEMENT
          The undersigned hereby agree to the joint filing of the Amended Schedule 13D to which this Agreement is attached.
Dated: September 3, 2010

By:	DENLY UTAH COAL, LLC

By:	/s/ D. Mark von Waaden
Name:	D. Mark von Waaden
Title:	President

By:	/s/ D. Mark von Waaden
Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden
Title:	Manager

By:	DENLY ACI MGT., LLC

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden
Title:	Manager